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FORM 3        U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP
                          OF SECURITIES
              Filed pursuant to Section 16(a) of the                    OMB Number   3235-0104
                Securities Exchange Act of 1934,                        Expires:  September 30, 1998
              Section 17(a) of the Public Utility                       Estimated average burden
           Holding Company Act of 1935 or Section 30(f)                 hours per response... 0.5
               of the Investment Company Act of 1940

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
<s
1. Name and Address of Reporting Person    2.  Date of             4. Issuer Name and Ticker
                                               Event Re-              or Trading Symbol
   Merrill Lynch Pierce, Fenner                quiring Statement           The Bibb Company
      & Smith Incorporated                     (Month/Day/Year)
   ____________________________________         06/02/97           5. Relationship of Reporting             6. If Amendment,
  (Last)     (First)         (Middle)                                 Person to Issuer                         Date of Original
  World Financial Center - North Tower                                (Check all applicable)                   (Month/Day/Year)
  250 Vesey Street
  ____________________________________                                ____ Director    _x_ 10% Owner
               (Street)                     3. IRS or Social Se-      ____ Officer     ___ Other (specify  7. Individual or Joint
                                               curity Number of            (give title      below)*           /Group Filing (Check
                                               Reporting Person            below)                             Applicable Line)
                                               (Voluntary)                                                 ___Form filed by One
  New York,    NY          10281                                                                              Reporting Person
  ___________________________________                                                                      _x_Form filed by More
  (City)      (State)      (Zip)                #13-5674085                                                   than One Reporting
                                                                                                              Person

                                          TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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
1. Title of Security                           2. Amount of       3. Ownership           4. Nature of Indirect
   (Instr. 4)                                     Securities         Form Direct            Beneficial Ownership
                                                  Beneficially       (D) or Indirect        (Instr. 5)
                                                  Owned              (I) (Instr. 5)
                                                  (Instr. 4)

Common Stock, $.01 par value                      2,073,779                *


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.               (over)
                                (Print or Type Responses)                                                         SEC 1473(8-92)
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FORM 3 (CONTINUED)
              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1. Title of Derivative Security       2. Date Exer-     3. Title and Amount of      4. Conver-        5. Owner-    6. Nature of
   (Instr. 4)                            cisable           Securities Underlying       sion or           ship-        Indirect
   (Instr. 4)                            and               Derivative Security         Exercise          Form of      Beneficial
                                         Expiration        (Instr. 4)                  Price of          Deriv-       Ownership
                                         Date                                          Deri-             ative        (Instr. 5)
                                         (Month/Day/                                   vative            Security:
                                         Year)                                         Security          Direct
                                                                                                         (D) or
                                         Date     Expira-                Amount                          Indirect
                                         Exer-    tion      Title        or                              (I)
                                         cisable  Date                   Number                          (Instr. 5)
                                                                         of
                                                                         Shares

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Explanation of Responses:

* 2,073,779 shares of Common Stock were acquired by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a direct, wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."), pursuant to an order of the United States Bankruptcy Court for the District of Delaware, dated September 12, 1996, confirming the Prepackaged Chapter 11 Plan of Reorganization of The Bibb Company ("Bibb") under Chapter 11 of the Bankruptcy Code (the "Plan") in satisfaction of certain claims against Bibb, which Plan became effective on September 27, 1996.

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**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                     /s/Richard B. Alsop     June 2, 1997
                                                     ___________________     ____________
                                                     Richard B. Alsop            Date
                                                     Attorney-In-Fact


Note: File three copies  of this Form, one of which must  be manually signed.                         Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                             SEC 1473 (8-92)

                           JOINT FILER INFORMATION

Name:               Merrill Lynch & Co., Inc.

Address:            World Financial Center - North Tower
                    250 Vesey Street
                    New York, New York 10281

Designated Filer:        Merrill Lynch, Pierce, Fenner & Smith Incorporated

Issuer & Ticker Symbol:  The Bibb Company

Date of Event
  Requiring Statement:   June 2, 1997

Signature:               /s/ Richard B. Aslop
                         ---------------------------------------
                         Richard B. Alsop*
                         Attorney-In-Fact

* Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to the Schedule 13G filed by Merrill Lynch & Co., Inc. for Walden Residential Properties, Inc. and incorporated herein by reference.







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